FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                           For the month of April 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F...X...                                       Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes......                               No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

                                     .TELE2.



                                     .TELE2.

                                                       FOR IMMEDIATE RELEASE
                                                       Wednesday, April 23, 2003

                         TELE2 REPORTS RECORD CASH FLOW
                    OF SEK 1.4bn BEFORE INVESTMENTS, WITH EBT
                          INCREASING TO MSEK 491, WHILE
                            ADDING 910,000 CUSTOMERS

New York and Stockholm - Wednesday, April 23, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the first quarter ended March 31, 2003.

o    19% increase in revenues, by MSEK 1,380 to MSEK 8,616 compared to Q1 2002*
o Q1 EBITDA increased by MSEK 681 to MSEK 1,480, compared to EBITDA of MSEK 799 in Q1, 2002*
o 7% EBITDA margin for Central and Southern Europe fixed operations, with EBITDA of MSEK 273 compared to MSEK -169 in Q1 2002
o    Purchase of Alpha Telecom in the UK for net cash payment of MSEK 700
o    910,000 increase in customers to 17.7 million
*excl. MSEK 150 Telia court settlement (note 1)

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"Tele2 continues to grow faster than its competitors with revenue growth of 19% in the quarter. In Q1 we achieved record cash flow from operating activities of MSEK 1,376 and increased pre-tax profits by more than MSEK 630 to MSEK 491, while adding an impressive 910,000 customers. It is our objective to maintain this balance between customer growth, profitability and cash flow generation.

"The fixed line operations in continental Europe are seeing strong growth, reaching over nine million customers in total, and delivering steady improvements in EBITDA. The 37% revenue growth in Southern Europe has been assisted by the introduction of local pre-select calling during 2002 and this is encouraging as local pre-select calling is due to be introduced in Germany in July 2003. With a fixed telephony and Internet customer intake of 356,000 in Central during Q1, the prospects for Central in 2003 are good. The EBITDA margins in our Swedish fixed line operations were maintained within our target range at 20% and Tele2's mobile businesses remain best in class. Our focus continues to be on low customer acquisition cost, churn management and operational cost control."

FINANCIAL AND OPERATING HIGHLIGHTS
----------------------------------


     (The figures shown in parenthesis correspond to the comparable periods in 2002 and all negative amounts are distinguished with a minus sign).


            Financial highlights for the quarter ended March 31, 2003

   ---------------------------------------------------------------------
      SEK millions                               Q1, 2003       Q1, 2002
   ---------------------------------------------------------------------
      Operating Revenue                             8,616          7,386
       EBITDA (i)                                   1,480            949
       EBIT (ii)                                      669            160
       EBT (iii)                                      491             11
   ---------------------------------------------------------------------

               (i)   Operating Profit before depreciation and amortization
               (ii)  Operating Profit after depreciation and amortization
               (iii) Profit after financial items

             Operating highlights for the quarter to March 31, 2003

o The fixed line operations in Central and Southern Europe showed strong growth in customers up by 356,000 and 262,000 respectively

o Tele2 in Sweden reached 3.1 million mobile customers at March 31. Tele2 grew faster than its two main competitors with a market share of over 50% in terms of new customers acquired. Swedish mobile reported EBITDA of MSEK 769 a rise of MSEK 45 from quarter one, 2002 excluding the MSEK 150 Telia court settlement in 2002. Traditionally quarter one is the slowest quarter for the mobile business and after a stronger first quarter in 2002 the business has returned to its traditional pattern

o Svenska UMTS nat, the Swedish UMTS Network Company jointly owned with Telia completed the SEK 11 billion funding in 2002 to fully build out of the UMTS network in Sweden. However in quarter one, following applications by other 3G operators to the PTS to delay 3G roll-out, Telia and Tele2 have made a similar application

o    On January 14, Tele2 Belgium launched fixed line telephony services

o Tele2 acquired Alpha Telecom for a net cash payment of MSEK 700 on 17 February. Alpha Telecom is the leading "pre-paid" service provider in the UK with both a residential and pre-paid cards. The acquisition will positively contribute to Tele2's earnings per share for 2003

o    Tele2 is preparing to launch fixed line services in Portugal

o On April 1, 2003 Tele2 launched its first Russian GSM-network in Irkutsk, its first GSM roll-out in Russia

                        OPERATIONAL REVIEW BY MARKET AREA
                        ---------------------------------

                                     Nordic

Operating revenue Q1 2003, MSEK 3,178 (3,248*), -2%
EBITDA Q1 2003, MSEK 1,022 (948*), +8%
EBIT Q1 2003, MSEK 794 (712*), +12%

*excl. MSEK 150 Telia court settlement (note 1)

The Nordic market area encompasses Tele2 operations in Sweden, Norway, Denmark and Finland, Optimal Telecom and Datametrix.

                                     Sweden
                                     ------

The mobile operations in Sweden reported 3.1 million customers at the end of the quarter, an annualized increase of 16%, and Comviq continues to increase its market share of new sales in what is traditionally the quietest period of the year. Despite slight reductions in margins, Tele2 in Sweden was able to maintain EBITDA margins of 20% in fixed line and Internet and of 50% in mobile even after taking account of further interconnection cuts, in terms of what Tele2 books, during the quarter. There was strong customer intake in Sweden and in particular some 53,000 fixed line and Internet customers were added in the first quarter. The fixed line business in Sweden has been affected by a special offer launched for Tele2's 10 years in operation, the offer over the last two quarters means that some 100,000 new customers have had half price calling for six months. Monthly average revenue per mobile customers (ARPU), including both postpaid and prepaid customers, was SEK 168 (201) in the first quarter and monthly mobile minutes of usage (MOU) were 83 (100) in the first quarter. Prepaid mobile customers accounted for 74% of the total mobile customer base.

All the 3G operators have now appealed to the regulator to relax the 3G build out requirements. In quarter one, following their competitors' appeals, Tele2 and Telia have requested a delay for build out from the PTS for their joint UMTS company Svenska UMTS nat. Following the submission of a draft telecoms law to Parliament extending the roll-out deadline by some 18 months, PTS has indicated that these changes are likely to give operators until mid-2005, rather than end-2003, to complete 3G infrastructure build-out.

                          Denmark, Norway and Finland
                          ---------------------------

Denmark, Norway and Finland operations are predominantly fixed telephony and Internet. Tele2 is the leading alternative operator in Denmark and Norway.

During 2002 Tele2 reached agreement for an MVNO for UMTS in Norway with Telenor, in exchange for Telenor's access to Tele2's UMTS network in Sweden and this MVNO is expected to be launched in the first half of 2003.

In Denmark Tele2 has completed the unbundling process and now invoices its customers for the fixed line rental fee. This is an important development, which has substantially reduced churn within the customer base.

                            Eastern Europe and Russia

Operating revenue Q1, 2003, MSEK 620 (494), +26%
EBITDA Q1, 2003, MSEK 182 (126), +44%
EBIT Q1 2003, MSEK. 95 (31), +206%

The Eastern Europe and Russia market area encompasses Tele2 operations in the Baltics (Lithuania, Latvia and Estonia), in Poland, the Czech Republic and in Russia, and XSource operations.

In the Baltics, Tele2's service offering continues to see very strong growth in customers, predominantly driven by the mobile operations and in particular the prepaid product. Tele2 is the leading alternative operator in Estonia and Latvia, and the second largest alternative operator in Lithuania. In Latvia and Lithuania fixed line markets were opened to competition during January 2003. Tele2 will watch the developing regulatory situation and only launch fixed services when the situation is more favorable to competition.

In the Czech Republic there was strong intake and Tele2 will introduce pre-selection with local calling during 2003. Tele2 is the leading alternative operator in the Czech Republic.

In Poland, Tele2 launched Customer Premises Equipment (CPE) fixed line services following the deregulation of international calls from 1 January. We expect the regulatory environment to improve over time but currently Tele2 is developing this business slowly until the situation improves.

Tele2 launched its first GSM network in Russia in Irkutsk. Tele2 Russia expects to convert a further four networks to GSM by the end of 2003 in order to exploit the high growth and low penetration in Russia.

                                    Central Europe

Operating revenue Q1, 2003, MSEK 1,683 (1,348), +25%
EBITDA Q1, 2003, MSEK -19 (-27), of which MSEK 30 (12) +150%, for fixed telephony & Internet.
EBIT Q1 2003, MSEK -64 (-57), of which MSEK -9 (-14) for fixed telephony & Internet.

The Central European market encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria, and a license in Ireland.

Central Europe showed strong customer growth in quarter one adding 395,000 customers whilst revenues grew to MSEK 1,683. Fixed line ARPU for the market area was SEK 167 (148).

In Germany Tele2 is the third largest alternative fixed line provider and is one of the fastest growing operators in the country. In 2002 the Tele2 brand recognition increased dramatically and it is now the third most recognized brand in fixed telephony and not far behind second-ranked Arcor. Tele2 has simplified its price structures and had real success in marketing which explains the high customer intake in quarter one. The prospects for the German market are much improved.

Germany is expected to see the same benefits of local pre-select calling introduced in July, 2003 so receiving the benefits that Southern experienced in 2002.

In the Netherlands Tele2 is the largest alternative operator and the Tele2 brand has 80% recognition across the population. The Tele2 MVNO continues to see strong growth and is now the sixth largest mobile operator in the country, having achieved its target of converting 10% of its fixed line customers in the first year of operation. These mobile customers have been acquired at a low cost.

Tele2 Austria is now the largest alternative operator with brand recognition of some 85% of the population; the low churn being achieved reflects a high level of customer satisfaction. Tele2 has successfully launched mobile services in Austria during Q1, 2003.

In Switzerland Tele2 is now the second-largest alternative operator with a broad offering of fixed, mobile, Internet and ADSL services.

                                    Southern Europe

Operating revenue Q1, 2003, MSEK 2,450 (1,788), +37%
EBITDA Q1, 2003, MSEK 243 (-181)
EBIT Q1 2003, MSEK 207 (-211)

The Southern Europe market includes Tele2 operations in France, Italy, Spain and Portugal.

Southern Europe has continued to show strong growth in customers adding 262,000 in the first quarter. Operating revenue was up 37% and EBITDA was up to 243 (-181) in the first quarter. The strong trend in EBITDA in quarter four continued into the first quarter with MSEK 243 compared to MSEK 156 in quarter four. These results reflect strong results in both Italy and France. Tele2 achieved an ARPU for Southern Europe for fixed line of SEK 160 (141).

Southern Europe has now experienced strong momentum in growth and profitability for two quarters even excluding retroactive interconnect cuts in Italy in quarter one of approximately MSEK 50. Tele2 now offers a complete product portfolio including local, long distance, international and fixed to mobile calls and has recently added internet services. In the second quarter Tele2 is planning to launch ADSL services in France, based on unbundling France Telecom's local loop. Local pre-select calling is now available to all clients in France, Italy and Spain, and this has had a very positive impact on traffic, revenues and churn.

Tele2 France continued to grow strongly and confirms its position as the leading alternative operator. A recent independent survey shows that Tele2 has a market share of 13% of all active clients, compared to Cegetel with 6%, 9Telecom at 4% and others 2%.

Tele2 Italy is the second alternative operator and continues to show a strong intake in customers and additional services such as the recently launched dial-up Internet service.

In Spain, Tele2 introduced local pre-select calling in June, which has increased traffic substantially.

Tele2 is preparing to launch services in Portugal.



                                   Luxembourg

Operating revenue Q1, 2003, MSEK 193 (166), +16%
EBITDA Q1, 2003, MSEK 36 (23), +57%
EBIT Q1 2003, MSEK 4 (2), +100%

The Luxembourg market includes Tele2 operations in Luxembourg, Liechtenstein and Belgium, and 3C operations and Transac. Tele2 is the leading alternative operator in Luxembourg and Liechtenstein.

Tango is the largest mobile provider in Luxembourg. Tele2 was awarded a UMTS license in Luxembourg and Liechtenstein. On 15 January 2003 Tele2 launched fixed line services in Belgium.

                          Branded Products and Services

Operating revenue Q1, 2003, MSEK 492 (192), +156%
EBITDA Q1 2003, MSEK 16 (-90)
EBIT Q1 2003, MSEK 6 (-93)

Branded Products include Tele2 UK, Alpha Telecom in the UK, C3 operations, Everyday operations and IntelliNet operations.

On 17 February, Tele2 acquired Alpha Telecom, the leading pre-paid service provider in the UK. Alpha Telecom had revenues of 1.9 BSEK for 2002, which were up by 30% compared to 2001. The acquisition price for Alpha Telecom was a net cash payment of MSEK 700, on a debt free basis, resulting in goodwill of approximately MSEK 690. The acquisition will make a positive contribution to Tele2's earnings per share for 2003. Alpha Telecom is a profitable business with a strong brand and extensive customer base and provides a solid platform to grow Tele2's UK business.

                                  GROUP REVIEW
                                  ------------

                                   Investments

Alpha Group was acquired on February 17, 2003. The net cash outlay, including expected additional earn out payments, was MSEK 700. Alpha Telecom customers are not included in the total number of customers for the Tele2 Group.

Alpha is the UK's leading operator in prepaid fixed network telephony for individuals and a market leader in cash cards for fixed telephony. Tele2 Alpha Telecom, sells about 1.25 million cash cards per month from 60,000 sales outlets in the UK and has sales of SEK 1.9 billion. The acquisition will directly contribute to Tele2's earnings per share in 2003, even without the expected synergy effects.

The acquisition of Alpha Telecom is a unique opportunity for Tele2 to attain critical mass in the UK and is line with Tele2's strategy of steadily establishing a presence in the UK market. Alpha is a stable base on which to further develop Tele2's operations in the UK. The objective is to emulate Alpha's successful product concept in other significant markets in Europe, in which Tele2's current presence will contribute major revenue and cost synergies.

                     Other long-term holdings of securities
The Balance Sheet for Svenska UMTS-nat AB in Sweden, in which Tele2 has a 50% interest, is presented in note 9.

                                 Parent Company
At the Parent company level, Tele2 reported at March 31, 2003 operating revenue of MSEK 6 (4), EBIT of MSEK -25 (-17) and liquidity MSEK 3 compared to MSEK 10 at December 31, 2002.

                               COMPANY DISCLOSURE
                               ------------------

                           The Annual General Meeting
Tele2's Annual General Meeting will be held at 1.30 pm (CET) on Thursday, May 15, 2003 at Gamla Stans Bryggeri, Tullhus 2, Skeppsbron, Stockholm.

                         Second Quarter of 2003 Results
Tele2 will release the financial and operating result for the period ended 30 June 2003, on 5, August 2003.


                            Stockholm, April 23, 2003

                              Lars-Johan Jarnheimer

                           President and CEO, Tele2 AB



                                  REPORT REVIEW
                                  -------------

The financial and operating results for the period ended March 31, 2003 have not been subject to specific review by the Company's auditor.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
--------
Lars-Johan Jarnheimer                       Telephone:        + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                                Telephone:        + 46 8 562 640 00
CFO, Tele2 AB

Andrew Best/Dwayne Taylor                   Telephone:    + 44 20 7321 5022/5038
Investor enquiries

Visit us at our homepage: http://www.Tele2.com
                          --------------------


--------------------------------------------------------------------------------
CONFERENCE CALL DETAILS
-----------------------
A conference call to discuss the results will be held at 16:00 (Swedish time) / 10:00 (New York time), on 23 April, 2003. The dial in number is: +44 (0)20 7162 0125 and participants should quote `Tele2 AB'. A live audio stream of the conference call can also be accessed at www.Tele2.com. Please dial in / log on 10 minutes prior to the start of the conference call to allow time for registration. An instantaneous recording of the conference call will be available for 48 hours after the call on +44 (0)20 8288 4459 access code 520252.


APPENDICES
----------

Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders' Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 in Sweden
Five Year Summary
Notes to the Accounts

                      CONSOLIDATED INCOME STATEMENT (MSEK)

                                                                              2003             2002            2002
                                                                      Jan 1-Mar 31     Jan 1-Mar 31       Full year
                                                                 ---------------------------------------------------

Operating revenue                                         Note 1             8,616            7,386          31,282
Operating expenses                                                          -7,949           -7,215         -29,740
Other revenues                                                                  20                5              50
Other expenses                                                                 -18              -16             -62
                                                                 ---------------------------------------------------
Operating Profit, EBIT                                    Note 2               669              160           1,530

Share of profit (loss) of associated companies                                  -1              -11             -41
Sale of associated company                                                       -                -               5
Net interest and other financial expenses                 Note 3              -177             -138            -698
                                                                 ---------------------------------------------------
Profit after financial items, EBT                                              491               11             796

Taxes                                                     Note 4              -314             -251            -574
Minority interest                                                               10                1               1
                                                                 ---------------------------------------------------
Profit (loss) after taxes                                                      187             -239             223
--------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share after tax (SEK)                                     1.27            -1.62            1.51
Earnings (loss) per share after tax, after dilution (SEK)                     1.27            -1.62            1.51

Number of shares, basic                                   Note 5       147,460,175      147,360,175     147,460,175
Number of shares, weighted average                        Note 5       147,460,175      147,360,175     147,360,175
Number of shares after dilution                           Note 5       148,223,175      147,560,175     148,223,175
Number of shares after dilution, weighted average         Note 5       147,787,695      147,560,175     147,634,293

                        CONSOLIDATED BALANCE SHEET (MSEK)

                                                     2003                     2002                  2002
                                                 March 31                 March 31                Dec 31
                                             ------------------------------------------------------------
ASSETS

Fixed assets
Intangible assets                                  25,534                   26,311                25,096
Tangible assets                                     9,302                    9,415                 9,257
Long-term financial assets            Note 4        1,754                    2,168                 2,020
                                             ------------------------------------------------------------
                                                   36,590                   37,894                36,373

Current assets
Materials and supplies                                425                      355                   353
Current receivables                                 8,135                    6,812                 7,673
Cash and cash equivalents                           3,014                    2,388                 2,473
                                             ------------------------------------------------------------
                                                   11,574                    9,555                10,499
---------------------------------------------------------------------------------------------------------
Total assets                                       48,164                   47,449                46,872
---------------------------------------------------------------------------------------------------------

EQUITY AND LIABILITIES

Shareholders' Equity
Restricted equity                                  24,935                   34,893                25,138
Non-restricted equity                               3,955                   -6,772                 3,590
                                             ------------------------------------------------------------
                                                   28,890                   28,121                28,728

Minority interest                                      20                       26                    22

Provisions
Shares in associated companies                         28                        7                    28
Other provisions                                       21                        2                     -
                                             ------------------------------------------------------------
                                                       49                        9                    28

Long-term liabilities
Interest-bearing liabilities                        8,141                   11,088                 7,899
Non-interest-bearing liabilities                        -                        5                     -
                                             ------------------------------------------------------------
                                                    8,141                   11,093                 7,899

Short-term liabilities
Interest-bearing liabilities                        2,394                      607                 2,382
Non-interest-bearing liabilities                    8,670                    7,593                 7,813
                                             ------------------------------------------------------------
                                                   11,064                    8,200                10,195

---------------------------------------------------------------------------------------------------------
Total equity and liabilities                       48,164                   47,449                46,872
---------------------------------------------------------------------------------------------------------


                                          CONSOLIDATED CASH FLOW STATEMENT (MSEK)

                                                          2003    2002     2002   2003    2002   2002    2002   2002    2001
                                                       Jan 1-    Jan 1-    Full     Q1      Q4     Q3      Q2     Q1      Q4
                                                       Mar 31    Mar 31    year
                                                     ------------------------------------------------------------------------
Cash flows from operation                                1,318     846    4,564  1,318   1,408  1,250   1,060    846     508
Change in working capital                                   58     -67     -199     58    -154     -5      27    -67     108

                                                     ------------------------------------------------------------------------
Cash flows provided by operating activities              1,376     779    4,365  1,376   1,254  1,245   1,087    779     616
Capital expenditure in intangible and                     -433    -531   -1,890   -433    -526   -418    -415   -531    -550
tangible assets
Change of long-term receivables                             10       -       -3     10      -3     11     -11      -       -
Sale of companies                                            -       -       40      -      40      -       -      -     236
Purchase of companies                         Note 7      -706     -24     -667   -706     -46     -6    -591    -24      -6
Liquid funds in purchased companies                        125       -        4    125       4      -       -      -     889
                                                     ------------------------------------------------------------------------
Cash flow after investing activities                       372     224    1,849    372     723    832      70    224   1,185
Financing activities                          Note 7       263     -28   -1,398    263    -799   -375    -196    -28      98
                                                     ------------------------------------------------------------------------
Net change in cash                                         635     196      451    635     -76    457    -126    196   1,283
Cash at beginning of period                              2,473   2,275    2,275  2,473   2,600  2,135   2,388  2,275     968
Exchange difference in cash                                -94     -83     -253    -94     -51      8    -127    -83      24
                                                     ------------------------------------------------------------------------
Cash at end of period*                                   3,014   2,388    2,473  3,014   2,473  2,600   2,135  2,388   2,275
-----------------------------------------------------------------------------------------------------------------------------

*of which restricted funds                                 986     963      870    986     870    960     892    963     897


                                   CHANGE OF CONSOLIDATED SHAREHOLDERS' EQUITY (MSEK)

                                                             2003                                   2002
                                             -----------------------------------------------------------------------------
                                                 Restricted                     Non     Restricted                    Non
                                                                         restricted                            restricted
                                             Share        Other                        Share      Other
                                             capital                                  capital
                                             -----------------------------------------------------------------------------
Equity, January 1                                 737          24,401         3,590          737      35,741       -6,961
Translation differences and other transfers         -            -203           178            -      -1,585          428
Profit (loss), year-to-date                         -               -           187            -           -         -239
                                             -----------------------------------------------------------------------------
Equity, March 31                                  737          24,198         3,955          737      34,156       -6,772
--------------------------------------------------------------------------------------------------------------------------
Total restricted and non-restricted equity                     24,935         3,955                   34,893       -6,772
--------------------------------------------------------------------------------------------------------------------------

                       NUMBER OF CUSTOMERS (in thousands)


                                      Number of customers Net intake
                                      ------------------------------------------------------------------------------
                                           2003     2002             2003    2002     2002    2002    2002     2001
                                         Mar 31   Mar 31   Change      Q1      Q4       Q3      Q2      Q1       Q4
                                      ------------------------------------------------------------------------------
Nordic
Mobile telephony               Note 8     3,305    2,822      17%      84     134      149     116     180      121
Fixed telephony and Internet  Note 6,8    2,884    3,435     -16%      62    -406      -89    -118    -197       77
Cable TV                                    197      189       4%     -12      13        4       3     189        -
                                      ------------------------------------------------------------------------------
                                          6,386    6,446      -1%     134    -259       64       1     172      198

Eastern Europe & Russia
Mobile telephony                          1,428      954      50%      62     191      104     117     101      287
Fixed telephony and Internet                189       81     133%      45      51       10       2       4       69
Cable TV                                     64       66      -3%       -       1        -      -3       -       66
                                      ------------------------------------------------------------------------------
                                          1,681    1,101      53%     107     243      114     116     105      422

Central Europe
Mobile telephony                            310       96     223%      39      70       42      63      48       14
Fixed telephony and Internet              3,672    3,194      15%     356      59       -7      70      51      229
                                      ------------------------------------------------------------------------------
                                          3,982    3,290      21%     395     129       35     133      99      243

Southern Europe
Fixed telephony and Internet              5,391    4,531      19%     262     174      212     212     245      418
                                      ------------------------------------------------------------------------------
                                          5,391    4,531      19%     262     174      212     212     245      418

Luxembourg
Mobile telephony                            182      171       6%       1       3        4       3       4       10
Fixed telephony and Internet                 52       45      16%      11      -5       -1       2       1        2
                                      ------------------------------------------------------------------------------
                                            234      216       8%      12      -2        3       5       5       12

                                      ------------------------------------------------------------------------------
Total number of customers                17,674   15,584      13%     910     285      428     467     626    1,293
--------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                          5,225    4,043      29%     186     398      299     299     333      432
      of which prepaid                    3,560    2,510      42%     197     281      379     193     331      215
Fixed telephony and Internet             12,188   11,286       8%     736    -127      125     168     104      795
Cable TV                                    261      255       2%     -12      14        4       -     189       66

                                      ------------------------------------------------------------------------------
Total number of customers                17,674   15,584      13%     910     285      428     467     626    1,293
--------------------------------------------------------------------------------------------------------------------


                                      MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)
                                                   OPERATING REVENUE
                                                   -----------------
                                                       2003        2002    2003    2002    2002    2002     2002    2001
                                                     Jan 1-      Jan 1-      Q1      Q4      Q3      Q2       Q1      Q4
                                                     Mar 31      Mar 31
                                               --------------------------------------------------------------------------
Nordic
Mobile telephony                    Note 1, 8         1,687       1,670   1,687   1,806   1,849   1,784    1,670   1 591
Fixed telephony and Internet         Note 8           1,564       1,736   1,564   1,669   1,576   1,656    1,736   1 607
Cable TV                                                 68          62      68      76      68      64       62      52
Data processing                                          54          48      54      78      41      47       48      55
Adjustments for sales internal                         -195        -118    -195    -161    -213    -172     -118    -160
                                               --------------------------------------------------------------------------
                                                      3,178       3,398   3,178   3,468   3,321   3,379    3,398   3,145
Eastern Europe & Russia
Mobile telephony                                        542         445     542     549     551     523      445     370
Fixed telephony and Internet                             64          38      64      61      49      50       38      12
Cable TV                                                  6           6       6       7       6       7        6       -
Data processing                                          21          14      21      25      19      19       14      18
Adjustments for sales internal                          -13          -9     -13     -16     -13     -11       -9     -11
                                               --------------------------------------------------------------------------
                                                        620         494     620     626     612     588      494     389
Central Europe
Mobile telephony                                         72          16      72      62      45      22       16       7
Fixed telephony and Internet                          1,751       1,407   1,751   1,613   1,464   1,438    1,407   1,444
Adjustments for sales internal                         -140         -75    -140    -129     -88     -86      -75     -79
                                               --------------------------------------------------------------------------
                                                      1,683       1,348   1,683   1,546   1,421   1,374    1,348   1,372
Southern Europe
Fixed telephony and Internet                          2,519       1,868   2,519   2,455   2,027   2,065    1,868   1,566
Adjustments for sales internal                          -69         -80     -69     -97     -78     -55      -80     -84
                                               --------------------------------------------------------------------------
                                                      2,450       1,788   2,450   2,358   1,949   2,010    1,788   1,482
Luxembourg
Mobile telephony                                        134         120     134     143     142     130      120     149
Fixed telephony and Internet                             55          50      55      59      48      52       50      46
Cable TV                                                  3           1       3       1      -1       1        1       5
Data processing                                          29          25      29      42      29      28       25      29
Adjustments for sales internal                          -28         -30     -28     -29     -41     -16      -30     -45
                                               --------------------------------------------------------------------------
                                                        193         166     193     216     177     195      166     184
Branded products & services
Mobile telephony                     Note 8               -           -       -       -       -       -        -      13
Fixed telephony and Internet         Note 8             537         220     537     320     254     210      220     368
Adjustments for sales internal                          -45         -28     -45     -43     -39     -46      -28     -27
                                               --------------------------------------------------------------------------
                                                        492         192     492     277     215     164      192     354

                                               --------------------------------------------------------------------------
Total operating revenue                               8,616       7,386   8,616   8,491   7,695   7,710    7,386   6,926
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                     Note 1           2,435       2,251   2,435   2,560   2,587   2 459    2,251   2,130
Fixed telephony and Internet                          6,490       5,319   6,490   6,177   5,418   5 471    5,319   5,043
Cable TV                                                 77          69      77      84      73      72       69      57
Data processing                                         104          87     104     145      89      94       87     102
Adjustments for sales internal                         -490        -340    -490    -475    -472    -386     -340    -406
                                               --------------------------------------------------------------------------
Total operating revenue                               8,616       7,386   8,616   8,491   7,695   7,710    7,386   6,926
-------------------------------------------------------------------------------------------------------------------------


                                 MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
                                                         EBITDA
                                                         ------
                                                         2003        2002    2003    2002    2002    2002   2002    2001
                                                       Jan 1-      Jan 1-      Q1      Q4      Q3      Q2     Q1      Q4
                                                       Mar 31      Mar 31
                                                 ------------------------------------------------------------------------
Nordic
Mobile telephony                      Note 1, 8           763         824     763     894     955     903    824     754
Fixed telephony and Internet           Note 8             246         269     246     347     279     292    269     303
Cable TV                                                   11           4      11      14      15       8      4      19
Data processing                                             2           1       2       6       2       1      1       3
                                                 ------------------------------------------------------------------------
                                                        1,022       1,098   1,022   1,261   1,251   1,204  1,098   1,079
Eastern Europe & Russia
Mobile telephony                                          218         137     218     131     193     150    137      96
Fixed telephony and Internet                              -38         -11     -38     -32     -17     -16    -11     -24
Cable TV                                                   -2           -      -2      -1       -       -      -       -
Data processing                                             4           -       4       6       2      -1      -       4
                                                 ------------------------------------------------------------------------
                                                          182         126     182     104     178     133    126      76
Central Europe
Mobile telephony                                          -49         -39     -49     -45     -39     -63    -39     -23
Fixed telephony and Internet                               30          12      30      65      16      12     12     -54
                                                 ------------------------------------------------------------------------
                                                          -19         -27     -19      20     -23     -51    -27     -77
Southern Europe
Fixed telephony and Internet                              243        -181     243     156      -4     -72   -181    -329
                                                 ------------------------------------------------------------------------
                                                          243        -181     243     156      -4     -72   -181    -329
Luxembourg
Mobile telephony                                           46          29      46      44      53      35     29       4
Fixed telephony and Internet                               -8           6      -8      -5      -2       7      6     -25
Cable TV                                                   -2          -9      -2      -7      -8      -5     -9      -4
Data processing                                             -          -3       -      -1      -3      -5     -3     -12
                                                 ------------------------------------------------------------------------
                                                           36          23      36      31      40      32     23     -37
Branded products & services
Mobile telephony                       Note 8               -           -       -       -       -       -      -     -15
Fixed telephony and Internet           Note 8              16         -90      16     -23     -20     -39    -90     -64
                                                 ------------------------------------------------------------------------
                                                           16         -90      16     -23     -20     -39    -90     -79

                                                 ------------------------------------------------------------------------
Total EBITDA                                            1,480         949   1,480   1,549   1,422   1,207    949     633
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                       Note 1             978         951     978   1,024   1,162   1,025    951     816
Fixed telephony and Internet                              489           5     489     508     252     184      5    -193
Cable TV                                                    7          -5       7       6       7       3     -5      15
Data processing                                             6          -2       6      11       1      -5     -2      -5
                                                 ------------------------------------------------------------------------
Total EBITDA                                            1,480         949   1,480   1,549   1,422   1,207    949     633
-------------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN
Nordic                                Note 1, 8           32%         32%     32%     36%     38%     36%    32%     34%
Eastern Europe & Russia                                   29%         26%     29%     17%     29%     23%    26%     20%
Central Europe                                            -1%         -2%     -1%      1%     -2%     -4%    -2%     -6%
Southern Europe                                           10%        -10%     10%      7%      0%     -4%   -10%    -22%
Luxembourg                                                19%         14%     19%     14%     23%     16%    14%    -20%
Branded products & services            Note 8              3%        -47%      3%     -8%     -9%    -24%   -47%    -22%
Total EBITDA margin                                       17%         13%     17%     18%     18%     16%    13%      9%


                                 MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
                                                          EBIT
                                                          ----
                                                        2003         2002    2003    2002   2002    2002    2002    2001
                                                      Jan 1-       Jan 1-      Q1      Q4     Q3      Q2      Q1      Q4
                                                      Mar 31       Mar 31
                                               --------------------------------------------------------------------------
Nordic
                                     Note 1, 2,
Mobile telephony                              8          663          732     663     393    855     805     732     663
Fixed telephony and Internet          Note 8             139          144     139     225    172     180     144     179
Cable TV                                                  -8          -14      -8      -5     -4      -9     -14       1
Data processing                                            -            -       -       4      1       -       -       2
                                               --------------------------------------------------------------------------
                                                         794          862     794     617  1,024     976     862     845
Eastern Europe & Russia
Mobile telephony                                         143           54     143      30    121      67      54     -38
Fixed telephony and Internet                             -45          -15     -45     -43    -24     -23     -15     -34
Cable TV                                                  -4           -2      -4      -5     -4      -2      -2       -
Data processing                                            1           -6       1       9     -1      -5      -6       3
                                               --------------------------------------------------------------------------
                                                          95           31      95      -9     92      37      31     -69
Central Europe
Mobile telephony                                         -55          -43     -55     -49    -44     -67     -43     -26
Fixed telephony and Internet                              -9          -14      -9      30    -13     -14     -14     -75
                                               --------------------------------------------------------------------------
                                                         -64          -57     -64     -19    -57     -81     -57    -101
Southern Europe
Fixed telephony and Internet                             207         -211     207     123    -41    -101    -211    -359
                                               --------------------------------------------------------------------------
                                                         207         -211     207     123    -41    -101    -211    -359
Luxembourg
Mobile telephony                                          29           14      29      27     36      19      14     -13
Fixed telephony and Internet                             -17            2     -17     -10     -7       3       2     -43
Cable TV                                                  -3           -9      -3      -8    -11      -6      -9      -5
Data processing                                           -5           -5      -5      -2     -3      -6      -5     -13
                                               --------------------------------------------------------------------------
                                                           4            2       4       7     15      10       2     -74
Branded products & services
Mobile telephony                      Note 8               -            -       -       -      -       -       -     -15
Fixed telephony and Internet          Note 8               6          -93       6     -26    -23     -42     -93     -74
                                               --------------------------------------------------------------------------
                                                           6          -93       6     -26    -23     -42     -93     -89

Group adjustments, depreciation                         -373         -374    -373    -378   -378    -376    -374    -378
                                               --------------------------------------------------------------------------
Total EBIT                                               669          160     669     315    632     423     160    -225
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                     Note 1-2            780          757     780     401    968     824     757     571
Fixed telephony and Internet                             281         -187     281     299     64       3    -187    -406
Cable TV                                                 -15          -25     -15     -18    -19     -17     -25      -4
Data processing                                           -4          -11      -4      11     -3     -11     -11      -8
Group adjustments, depreciation                         -373         -374    -373    -378   -378    -376    -374    -378
                                               --------------------------------------------------------------------------
Total EBIT                                               669          160     669     315    632     423     160    -225
-------------------------------------------------------------------------------------------------------------------------

EBIT MARGIN
                                     Note 1, 2,
Nordic                                        8          25%          25%     25%     18%    31%     29%     25%     27%
Eastern Europe & Russia                                  15%           6%     15%     -1%    15%      6%      6%    -18%
Central Europe                                           -4%          -4%     -4%     -1%    -4%     -6%     -4%     -7%
Southern Europe                                           8%         -12%      8%      5%    -2%     -5%    -12%    -24%
Luxembourg                                                2%           1%      2%      3%     8%      5%      1%    -40%
Branded products & services           Note 8              1%         -48%      1%     -9%   -11%    -26%    -48%    -25%
Total EBIT margin                                         8%           2%      8%      4%     8%      5%      2%     -3%


                                                   INVESTMENTS (MSEK)
                                                        2003         2002    2003    2002   2002    2002    2002    2001
                                                      Jan 1-       Jan 1-      Q1      Q4     Q3      Q2      Q1      Q4
                                                      Mar 31       Mar 31
                                             ----------------------------------------------------------------------------
Market areas
Nordic                                                   135          293     135     164    202     243     293     200
Eastern Europe & Russia                                  179          125     179     227    141     101     125     128
Central Europe                                            35           37      35      54     28      16      37       6
Southern Europe                                           67           51      67      35     26      30      51     105
Luxembourg                                                20           22      20      28     22      22      22      92
Branded products and services                             -3            3      -3      18     -1       3       3      19
Investments in intangible and                            433          531     433     526    418     415     531     550
tangible assets

Additional investments, non-cash transactions:
Finance lease                                              -            -       -      66      -       -       -       -
                                             ----------------------------------------------------------------------------
Total, CAPEX                                             433          531     433     592    418     415     531     550
-------------------------------------------------------------------------------------------------------------------------

Business areas
Mobile telephony                                         244          249     244     308    235     206     249     166
Fixed telephony and Internet                             170          247     170     208    150     189     247     400
Cable TV                                                  12           28      12       5     31      21      28     -25
Data processing                                            7            7       7       5      2      -1       7       9
                                             ----------------------------------------------------------------------------
Investments in intangible and
tangible assets                                          433          531     433     526    418     415     531     550
-------------------------------------------------------------------------------------------------------------------------

                                                TELE2 IN SWEDEN (MSEK)* *Optimal
                            Telecom is included from January 1, 2002 (see Note
                            8).
                                                       2003          2002    2003    2002   2002    2002    2002    2001
                                                     Jan 1- Jan 1- Mar 31      Q1      Q4     Q3      Q2      Q1      Q4
                                                     Mar 31
                                             ----------------------------------------------------------------------------
Operating revenue
Mobile telephony                      Note 1          1,544         1,589   1,544   1,657  1,695   1,670   1,589   1,513
Fixed telephony and Internet                            913         1,048     913     972    901     956   1,048     853
Cable TV                                                 63            58      63      71     64      60      58      49
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                 2,520         2,695   2,520   2,700  2,660   2,686   2,695   2,415
-------------------------------------------------------------------------------------------------------------------------

EBITDA
Mobile telephony                      Note 1            769           874     769     880    954     938     874     808
Fixed telephony and Internet                            182           216     182     216    219     219     216     220
Cable TV                                                 10             4      10      14     14       9       4      19
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                   961         1,094     961   1,110  1 187   1,166   1,094   1,047
-------------------------------------------------------------------------------------------------------------------------

EBITDA margin
Mobile telephony                      Note 1            50%           55%     50%     53%    56%     56%     55%     53%
Fixed telephony and Internet                            20%           21%     20%     22%    24%     23%     21%     26%
Cable TV                                                16%            7%     16%     20%    22%     15%      7%     39%
Total Tele2 in Sweden                                   38%           41%     38%     41%    45%     43%     41%     43%

EBIT
Mobile telephony                      Note 1            670           781     670     780    855     842     781     718
Fixed telephony and Internet                            101           122     101     131    135     135     122     130
Cable TV                                                 -8           -13      -8      -4     -3      -9     -13       2
                                             ----------------------------------------------------------------------------
Total Tele2 in Sweden                                   763           890     763     907    987     968     890     850
-------------------------------------------------------------------------------------------------------------------------

EBIT margin
Mobile telephony                      Note 1            43%           49%     43%     47%    50%     50%     49%     47%
Fixed telephony and Internet                            11%           12%     11%     13%    15%     14%     12%     15%
Cable TV                                               -13%          -22%    -13%     -6%    -5%    -15%    -22%      4%
Total Tele2 in Sweden                                   30%           33%     30%     34%    37%     36%     33%     35%



                                                    FIVE YEAR SUMMARY
                                                                          2003      2002    2002     2001     2000    1999
                                                                        Jan 1-    Jan 1-
                                                                        Mar 31    Mar 31
                                                                    -------------------------------------------------------
Income Statement and Balance Sheet (MSEK)
Operating revenue                                                        8,616     7,386  31,282   25,085   12,440   8,171
EBITDA                                                                   1,480       949   5,127    1,699    1,820   2,060
EBIT                                                                       669       160   1,530   -1,356      420   1,152
EBT                                                                        491        11     796   -1,944      165   4,184
Profit (loss) after taxes                                                  187      -239     223      392     -396   3,768

Shareholders' equity                                                    28,890    28,121  28,728   29,517   26,539   6,659
Shareholders' equity, after dilution                                    29,032    28,151  28,870   29,547   26,584   6,659
Total assets                                                            48,164    47,449  46,872   49,258   42,397  14,408

Cash flow provided by operating activities                               1,376       779   4,365      413      883   1,753
Liquidity                                                                2,656     1,425   2,332    1,625    1,304   1,123
Net borrowing                                                            7,454     9,086   7,729    9,286    7,095   4,605
Net borrowing, after dilution                                            7,313     9,056   7,587    9,256    7,050   4,605
Investments in intangible and tangible assets, CAPEX                       433       531   1,956    2,162    1,514   1,165
Investments in shares and long-term receivables                            571       24      626      304   20,512   4,051

Key ratio
Solidity, %                                                                 60        59      61       60       63      46
Solidity, after dilution, %                                                 60        59      61       60       63      46
Debt/equity ratio, %                                                      0.26      0.32    0.27     0.31     0.27    0.69
Result before depreciation margin, %                                      17.2      12.8    16.4      6.8     14.6    25.2
Result after depreciation margin, %                                        7.8       2.2     4.9     -5.4      3.4    14.1
Return on shareholders' equity, %                                          0.6      -0.8     0.8      1.4     -2.4    78.6
Return on shareholders' equity, after dilution, %                          0.6      -0.8     0.8      1.4     -2.4    78.6
Return on capital employed, %                                              1.8       0.5     3.9     -3.3      1.9    45.2
Average interest rate, %                                                   5.9       6.6     6.4      6.3      4.8     4.8
Average interest rate, after dilution, %                                   5.9       6.6     6.4      6.3      4.8     4.8

Value per share (SEK)
Profit (loss)                                                             1.27     -1.62    1.51     2.70    -3.47   36.28
Profit (loss), after dilution                                             1.27     -1.62    1,51     2.70    -3.47   36.28
Shareholders' equity                                                    195.92    190.83  194.95   203.56   232.62   64.12
Shareholders' equity, after dilution                                    196.44    190.78  195.55   203.46   232.74   64.12
Cash flow                                                                 9.33      5.29   29.62     2.85     7.74   16.88
Cash flow, after dilution                                                 9.31      5.28   29.56     2.85     7.73   16.88
Dividend                                                                     -         -       -        -        -       -
Market value at closing day                                             256.50    311.00  230,50   378.00   392.00  598.00
---------------------------------------------------------------------------------------------------------------------------

                              NOTES TO THE ACCOUNTS


Accounting principles and definitions
-------------------------------------
The Interim report has been prepared in accordance with the recommendations RR1:00-RR28 of the Swedish Financial Accounting Standards Council. Tele2 has reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2002. Definitions are stated in the Annual Report for 2002.

Note 1  Case against Telia
--------------------------
In the first quarter of 2002, Tele2 won a case in the Administrative Court against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariffs rates. The Administrative Court of Appeal did not grant Telia inhibition in this case. Telia has decided to ignore the court's ruling. Final judgement is expected in the first half of 2003.

The effect of the decision is that Telia should pay a total of approximately MSEK 350 to Tele2. As a consequence hereof an amount of approximately MSEK 150 and MSEK 87 is included in operating revenue for mobile telephony in Sweden in the first and second quarter of 2002, respectively. The claim is hereby fully recorded at June 30, 2002.

Note 2  Returned UMTS-licences in Norway During Q4
--------------------------------------------------
2002, Tele2 Norway returned its UMTS licence. Consequently the net book value of capitalized costs was entirety eliminated and MSEK -400 was charged against depreciation in the fourth quarter 2002.

Note 3  Net interest and other financial
----------------------------------------
expenses The Q4 2002 result is effected by a write-down of MSEK -86 regarding shares in the investment Xsource Corporation. The cost is recorded in item "Net interest and other financial expenses".

Note 4  Taxes
-------------
At March 31, 2003 and December 31, 2002 the total deferred tax receivable for the group is MSEK 971 and MSEK 1,246 respectively, and is included in the item "Long-term financial assets".

Deferred tax receivables from losses carried forward are recognized to the extent that it is estimated that it can be utilized in the near future. Due to the improved results in Continental Europe deferred tax receivables of a total amount of MSEK 576 is recognized in the profit and loss statement in Q4 2002. Total losses carried forward for the Group at December 31 2002 amounted to SEK
19.2 billion, of which SEK 7.9 billion has been utilized for deferred tax accounting and the remaining part, SEK 11.3 billion, is valued to zero.

Note 5  Shares and Convertibles
-------------------------------
In October 2000, three Convertible debenture loans were issued at a par value of SEK 1, each with rights to subscribe for 100,000 B-shares in Tele2 AB at a subscription price of SEK 150 per share, and maturing in 2001, 2002 and 2003. Tele2 had convertible debentures with right to subscribe to 100,000 B-shares outstanding at March 31 2003, as well as outstanding warrants, corresponding to 663,000 B-shares, with a subscription price of SEK 191 per share and a subscription period from 2005 to 2006.

Note 6  Number of customers in Denmark
--------------------------------------
In Denmark the reported number of active customers is from Q4 2002 fully adopted to the definitions within the Group. As a result of this, as a one-time effect, the number of fixed and Internet customers was in Q4 2002 adjusted by - 461,000.

Note 7  Non-cash transactions
-----------------------------
The purchase of shares in Tele2 AB RussiaTelecom BV (formerly Fora Telecom BV) in Q4 2001 was made by means of an issue of MSEK 849 and the acquisition of shares in Levicom Broadband in Q4 2001was undertaken through loan financing through the seller in the amount of MSEK 134. These transactions have no cash effect and are not included in the cash flow statement as investments nor as financing.

Note 8  Optimal Telecom moved to market area Nordic
---------------------------------------------------
Optimal Telecom is included in market area Nordic from 1 January 2002, having previously being reported in the market area Branded products & services.

Note 9  UMTS-nat AB in Sweden
-----------------------------
Contingent liabilities for Tele2 regarding guarantees for the loans of Svenska UMTS-nat were MSEK 25 at March 31, 2003. The balance sheet for Svenska UMTS-nat AB in Sweden at March 31, 2003, in which Tele2 owns 50% of the shares, is set out below.


                           MSEK                                MSEK
Fixed assets                664    Equity                       991
Current receivables         489    Long-term liabilities         50
Cash and bank balances        9    Short-term liabilities       121
--------------------------------   ---------------------------------
                                   Total equity and
Total assets              1 162    liabilities                1 162
--------------------------------   ---------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By: /s/ Hakan Zadler
    ----------------
Name:
Title:


Date:    April 23, 2003